Elephant & Castle Group Inc.
1190 Hornby Street
Vancouver, B.C. Canada V6Z 2K5

April 10, 2006

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-0510

Re:	Elephant & Castle Group Inc. (the “Company”)
File No. 001-12134
Amendment No. 1 to Form 10-K for the year ended December 26, 2004 (the “2004 Form 10-K”)
Form 10-K for the year ended December 25, 2005 (the “2005 Form 10-K”)
Form 10-Q for the Quarterly Period Ended March 27, 2005 (the “first quarter Form 10-Q”).
Form 10-Q for the Quarterly Period Ended June 26, 2005 (the “second quarter Form 10-Q”).
Form 10-Q for the Quarterly Period Ended September 25, 2005 (the “third quarter Form 10-Q”, together with the 2004 Form 10-K, the 2005 Form 10-K and first and second quarter Forms 10-Q, the “Filings”).

Dear Ms. Cvrkel:

     We are responding to your letter dated April 10, 2006 relating to the above-referenced filings. The comments contained in that letter and our responses are set forth below.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 25, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SEC COMMENT:

1.	We note you present the non-GAAP measure “EBITDA” in your MD&A on page 33 and reconcile it to your income (loss) before income taxes. Please note that we do not believe that income (loss) before income taxes is the most comparable GAAP measure since EBITDA makes adjustments for items that are not included in income (loss) before income taxes. In future filings, please revise to reconcile this measure to your net income (loss). Refer to the guidance outlined in Question 15 of “Frequently Asked Questions Regarding the USE of Non-GAAP Financial Measures” included on the Commission’s website. We also note from your disclosure that you adjust income (loss) before income taxes for (gains) losses on foreign exchange, restaurant closing costs and the impairment of long-lived assets to arrive at your EBITDA measure. These amounts appear to be recurring in nature, as they have been recognized in at least two of the last three years presented in your statement of operations. In future filings please revise your EBITDA measure to exclude your adjustments for all recurring items as required by Item 10 (e) (1) (ii) (B) of Regulation S-K. Also you should consider using a title other than EBITDA in describing your non-GAAP measure if it does not meet the definition of EBITDA which is earnings before tax, interest, depreciation and amortization.

ELEPHANT & CASTLE’S RESPONSE:

We have adapted the calculation and presentation of EBITDA within Item 2

(Management’s Discussion and Analysis of Financial Condition and Plan of Operation) of our Form 10-Q for the quarter ended March 26, 2006 (the “2006 first quarter Form 10-Q”) to incorporate your comments:

During the thirteen weeks ended March 26, 2006, the Company generated Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) of US$687,000 which represents a 221% increase on the prior year when EBITDA was US$214,000. EBITDA is a non-GAAP term, but the Company believes it to be a good measure of underlying business performance. The following table provides reconciliation between Net Income (Loss) and EBITDA:

US$000	Q1 2006	Q1 2005

Net income (loss)	(600)	(804)
Add back:
Interest on Long-Term Debt	715	653
Income taxes	60	47
Amortization	512	318

EBITDA	687	214

Our aim in presenting a tabulation of EBITDA is to present the reader with a measure which reflects the underlying trading performance of the business. We are concerned that inclusion of (gains) losses on foreign exchange may distort this measure, since a large component of the Company’s long-term debt is denominated in Canadian dollars. The resulting (gains) losses on foreign exchange can, therefore, make a sizeable difference to EBITDA as defined above, and may reverse from period to period, but are not related to trading performance.

As noted above, we have adopted your recommended calculation for the 2006 first quarter Form 10-Q, but we may consider using a title other than EBITDA in order to create a more appropriate measure which excludes (gains) losses on foreign exchange in the future. Should we decide to make this modification, we propose to send the SEC a draft of our proposed disclosure in order to canvass your views before proceeding.

The Company welcomes the opportunity to discuss the foregoing points further and to clarify any open questions you may have at your convenience. Our Chief Financial Officer, Roger Sexton, can be reached at 604-684-6451, extension 229.

Sincerely,

Rick Bryant
President and Chief Executive Office
Elephant & Castle Group Inc.